UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated January 3, 2012

Commission file number 001-15254

ENBRIDGE INC.

(Exact name of Registrant as specified in its charter)

Canada	None
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

3000, 425 – 1st Street S.W.

Calgary, Alberta, Canada T2P 3L8

(Address of principal executive offices and postal code)

(403) 231-3900

(Registrants telephone number, including area code)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):

N/A

The following document is being submitted herewith:

• Press Release dated December 5, 2011.

• Press Release dated December 21, 2011.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENBRIDGE INC.
(Registrant)

Date:	January 3, 2012	By:	/s/ “Alison T. Love”
Alison T. Love
Vice President, Corporate Secretary & Chief Compliance Officer

2

NEWS RELEASE

Enbridge Inc. to Webcast 2012 Guidance Conference Call

CALGARY, Alberta, December 5, 2011 — Enbridge Inc. will host a webcast conference call to discuss its 2012 Guidance as follows:

Event:    Enbridge Inc. 2012 Guidance Conference Call

Date:      Wednesday, December 7, 2011

Time:      2:30 pm Mountain Time / 4:30 pm Eastern Time

Webcast Registration: sign-up

Dial-in # (Audio only)

North America: 1-800-299-7928

Outside North America: +617-614-3926

Participant Passcode: 75058732

A webcast replay will be available approximately two hours after the conclusion of the event and a transcript will be posted to the website within approximately 24 hours.

Audio Replay # (Available for 7 days after call)

North America: 1-888-286-8010

Outside North America: +617-801-6888

Replay Passcode: 75412644

The conference call will cover the Company’s most recent financial results and may contain forward-looking statements. When used in the call, words such as “anticipate”, “expect”, “project”, and similar expressions are intended to identify such forward-looking statements. Although Enbridge believes that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties pertaining to operating performance, regulatory parameters, economic conditions and commodity prices. You can find a discussion of those risks and uncertainties in our Canadian securities law and American SEC filings. While Enbridge makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Except as may be required by applicable securities laws, Enbridge assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.

About Enbridge Inc.

Enbridge Inc., a Canadian company, is a North American leader in delivering energy and one of the Global 100 Most Sustainable Corporations. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. The Company also has a significant and growing involvement in natural gas gathering, transmission and midstream businesses, and an increasing involvement in power transmission. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. As a generator of energy, Enbridge has interests in close to 860 megawatts of renewable and alternative energy generating capacity and is expanding its interests in wind and solar energy, geothermal and hybrid fuel cells. Enbridge employs approximately 6,400 people, primarily in Canada and the U.S. and is ranked as one of Canada’s Greenest Employers, and one of the Top 100 Companies to Work for in Canada. Enbridge’s common shares trade on the Toronto and New York stock exchanges under the symbol ENB. For more information, visit www.enbridge.com.

FOR FURTHER INFORMATION PLEASE CONTACT:

Enbridge Inc.—Investment Community	Enbridge Inc.—Media

Jody Balko (403) 231-5720 Email: jody.balko@enbridge.com	Jennifer Varey (403) 508-6563/(888) 992-0997 Email: jennifer.varey@enbridge.com

NEWS RELEASE

Enbridge Gas Distribution Adjusts Prices

TORONTO, December 21, 2011 – Enbridge Gas Distribution Inc., a regulated natural gas distribution utility, announced today that it has received approval from the Ontario Energy Board (OEB) for new rates effective January 1, 2012.

For typical residential customers* who buy their gas supply and transportation from Enbridge Gas Distribution, the changes will result in an overall decrease of approximately $7 annually. This is primarily due to decreased commodity costs.

Typical residential customers, who purchase their gas supply from a marketer and obtain transportation services from Enbridge Gas Distribution, will see an increase of about $26 annually. This is primarily due to increased costs for transporting natural gas from Western Canada and the United States to Ontario.

The total effect on a customer’s bill depends on how much gas a customer uses.

Effective January 1, 2012, Enbridge Gas Distribution’s Gas Supply Charge will decrease from 13.69 cents per cubic metre (¢/m³) to 11.85 ¢/m³. The Cost Adjustment includes a refund on Gas Supply of 0.70 ¢/m³. Combined, these result in an effective Gas Supply Charge of 11.15 ¢/m³.

Enbridge Gas Distribution does not earn a profit on the price of natural gas. Gas supply costs are passed through to customers without any mark-up. Any difference between forecast costs and actual prices is either collected from or returned to customers through a Cost Adjustment.

Natural gas is the most economical choice for home and water heating in Ontario. Over the past five years, natural gas has been on average about 53 per cent less expensive than electricity and about 55 per cent less expensive than oil.**

Enbridge Gas Distribution has a 160-year history and is Canada’s largest natural gas distribution company. Enbridge Gas Distribution is owned by Enbridge Inc., a Canadian-based leader in energy transportation and distribution, and a Top 100 Canadian Employer for 2010. Enbridge Gas Distribution and its affiliates distribute natural gas to about 1.9 million customers in Ontario, New York State, New Brunswick and southwestern Quebec. For more information, go to www.enbridgegas.com.

*A typical residential customer uses 3,064 cubic metres of natural gas a year for home and water heating.

** Based on a five-year rolling average from February 2007 to January 2012. Natural gas prices are based on Enbridge Gas Distribution’s prices up to and including January 2012 rates. Electricity prices are based on Toronto Hydro’s Ontario Energy Board approved rates up to and including current rates, approved in November 2011. Oil prices are based on publicly posted Statistics Canada historical rates up to and including rates available as of November 2011. The calculations are done on an energy equivalent basis. Estimates do not include taxes, appliances or any rental or financing costs.

Media contact:

Chris Meyer

Tel: 416-753-6626

chris.meyer@enbridge.com